UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-11625

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:
Pentair, Inc. Retirement Savings and Stock Incentive Plan
Pentair, Inc.
5500 Wayzata Boulevard, Suite 900
Golden Valley, Minnesota 55416

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Pentair plc
Regal House, 70 London Road
Twickenham, London, TW13QS
United Kingdom

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500 —	9
Form 5500, Schedule H, Part IV Line 4i — Schedule of Assets (Held at End of Year)	10
Form 5500, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions	11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Pentair, Inc. Retirement Savings and Stock Incentive Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Pentair, Inc. Retirement Savings and Stock Incentive Plan (the "Plan") as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules
The supplemental schedules of (1) assets (held at end of year) as of December 31, 2023, and (2) delinquent participant contributions for the year ended December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 25, 2024

We have served as the auditor of the Plan since at least 2002, however, an earlier year could not be reliably determined.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS:
Notes receivable from participants	$7,977,938	$7,502,247
Employee contributions receivable	1,199,710	1,138,688
Employer contributions receivable	614,760	631,322
Other receivables	—	6,730
Total receivables	9,792,408	9,278,987
Investments — at fair value	812,887,961	684,850,326
Total assets	822,680,369	694,129,313
LIABILITIES:
Refund of excess contributions	3,891	5,286
Total liabilities	3,891	5,286
NET ASSETS AVAILABLE FOR BENEFITS	$822,676,478	$694,124,027
See accompanying notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2023

ADDITIONS:
Employee contributions	$37,647,404
Employer contributions	19,549,528
Rollover contributions	9,028,959
Total contributions	66,225,891

Interest, dividend and other income	5,073,247
Net appreciation in the fair value of investments	152,279,185
Net investment income	157,352,432

Total additions	223,578,323

DEDUCTIONS:
Benefits paid to participants	94,504,026
Administrative expenses	521,846
Total deductions	95,025,872

INCREASE IN NET ASSETS	128,552,451
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	694,124,027
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$822,676,478
See accompanying notes to financial statements.

Pentair, Inc. Retirement Savings and Stock Incentive Plan
Notes to financial statements
As of December 31, 2023 and 2022, and for the year ended December 31, 2023

1.DESCRIPTION OF THE PLAN
The following description of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General information — The Plan is a defined contribution profit-sharing plan with a cash or deferred arrangement described in Internal Revenue Code (“IRC”) Section 401(k) and an employee stock ownership plan (“ESOP”) component of the stock-bonus type. With certain exceptions, the Plan covers employees of Pentair, Inc. (the “Company”) and its U.S. subsidiaries. The Company is a subsidiary of Pentair plc (“Pentair”) and is the Plan sponsor as well as Plan Administrator. Fidelity Management Trust Company (“Fidelity”) is trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Participation — Participation for full- and part-time employees may commence effective with the date of hire, provided the employee is at least age 18. Participant contributions are subject to a maximum of 50% of pre-tax compensation and 15% of after-tax compensation for a combined limit of 65% of compensation. Employee contributions are also subject to the IRC 402(g) limitation of $22,500 and $20,500 in 2023 and 2022, respectively, provided that employees who will be age 50 or older are permitted to make additional catch-up contributions to the Plan up to the IRC limitation of $7,500 and $6,500 for 2023 and 2022, respectively.
The Plan has an automatic enrollment feature for new employees at a deferral rate of 5% of eligible compensation with an automatic annual increase of 1% of eligible compensation per year until the participant reaches a deferral rate of 10%. Employees may opt-out of automatic enrollment and automatic annual increase at any time.
Employee contributions for most participants are matched at the rate of 100% of the first 5% of eligible compensation that is contributed to the Plan by a participant and are made in the form of cash. The matching contribution for some collectively bargained employees varies per the terms of their bargaining agreement.
Participant accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled to under the Plan is the benefit that can be provided from the participant’s vested account.
Investments — Participants direct the investment of their contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. In the event a participant fails to direct the investment, the participant is deemed to have elected to invest the participant’s contributions in the default investment option designated by the Plan Administrator. The Plan currently offers various investment alternatives to Plan participants, consisting of common shares of Pentair, mutual funds, common/collective trusts and stable value funds. Investment management fees are charged against 401(k) trust earnings prior to the allocation of earnings.
Notes receivable from participants — Loans for any reason are allowed under the Plan. The interest rate charged is prime rate plus 1% at the time funds are borrowed. The maximum maturity of the loans is five years (15 years for loans to purchase a primary residence). The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested account balance, not including employer contributions, or $50,000. Due to transfers of notes receivable from participants related to plan mergers in prior years, certain loans outstanding as of December 31, 2023 and 2022, may carry an original maturity greater than 15 years and bear interest at rates higher than the prime rate plus 1%. As of December 31, 2023, participant loans have maturities through 2045 at interest rates ranging from 4.25% to 9.75%.
Refund of excess contributions — Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. Excess contributions are remitted to applicable participants in the subsequent plan year. For the years ended December 31, 2023 and 2022, the Plan had excess contributions of $3,891 and $5,286, respectively.
Vesting — All pre-tax elective deferral, after-tax and Roth contributions are immediately 100% vested. The Company’s matching contributions for participants generally are 100% vested after 12 months of service.

Pentair, Inc. Retirement Savings and Stock Incentive Plan
Notes to financial statements
As of December 31, 2023 and 2022, and for the year ended December 31, 2023

Forfeitures — Nonvested account balances of terminated employees are forfeited. Forfeitures under the Plan may be used to pay administrative expenses that are otherwise owed by the Company or may be applied towards the payment of the Company’s future contributions.
Administrative expenses — Administrative expenses of the Plan are paid in part by the Plan sponsor and in part by the participants (as deductions from their accounts) as provided in the Plan document.
Payment of benefits — Upon severance from service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Some participants can also elect annual installments over a term-certain period. Payment is made in cash, although participants may elect to receive common shares of Pentair from their ESOP account.
Withdrawals — Participants who are actively employed may take a withdrawal from their after-tax and rollover accounts at any time, from all vested accounts (other than the ESOP account) once the participant is age 59 1/2, and from all vested accounts if the participant is disabled. Hardship withdrawals from a participant’s pre-tax and Roth contribution accounts are available for immediate and heavy financial need up to the amount necessary to satisfy the need, plus taxes due on the withdrawal. Hardship withdrawals and age 59 1/2 withdrawals can occur any time with a maximum of two per calendar year. In addition, participants on military leave may take a withdrawal of the amounts in their pre-tax and Roth contribution accounts.
2.SIGNIFICANT ACCOUNTING POLICIES
Basis of accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation and income recognition
The Plan provides various investment options to its participants, including common shares of Pentair, mutual funds, common/collective trusts and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The Plan’s investments are stated at fair value. Accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see Note 3). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in the fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at year end.
Notes receivable from participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payments of benefits
Benefit payments to participants are recorded when paid.

Pentair, Inc. Retirement Savings and Stock Incentive Plan
Notes to financial statements
As of December 31, 2023 and 2022, and for the year ended December 31, 2023

3.FAIR VALUE MEASUREMENTS
The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:
Mutual funds, common stock and other investments — These investments are classified as Level 1 and consist of various publicly-traded mutual funds, common stock and interest-bearing cash. Mutual funds and common stock are valued at quoted market prices and are actively traded. Interest-bearing cash, primarily consisting of publicly traded money-market funds, is valued at cost plus accrued interest.
Common/collective trusts — These investments consist of various collective investment trust funds. The underlying investments in these collective investment trust funds primarily include intermediate and long-term debt securities, corporate debt securities, equity securities and fixed income securities. The overall fair value of the common/collective trusts are valued at the net asset value (“NAV”) as a practical expedient, which is based on the fair value of the underlying securities owned by the fund less liabilities and divided by the number of shares outstanding. Participant transactions may occur daily and there are no unfunded commitments, redemption restrictions or notice period requirements.
Stable value fund — The Plan provides participants a stable value investment option managed by Fidelity. The Managed Income Portfolio II Fund of the Fidelity Group for Employee Benefit Plans (the “Fund”) includes synthetic guaranteed investment contracts and is a portfolio of financial instruments. The Fund is valued using NAV as a practical expedient to estimate fair value. The redemption frequency is daily and there are no unfunded commitments, or redemption restrictions. There is no redemption notice period for the individual participant level; however, there is up to a 12-month redemption notice period for the Plan level.
The fair values of the Plan’s investments measured at fair value on a recurring basis and their respective level within the fair value hierarchy as of December 31, 2023 and 2022 were as follows:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Pentair common stock	$44,517,632	$—	$—	$44,517,632
Interest-bearing cash	82,702	—	—	82,702
Mutual funds	89,218,049	—	—	89,218,049
Net investments in fair value hierarchy	133,818,383	—	—	133,818,383
Investments valued at NAV				679,069,578
Total investments at fair value	$133,818,383	$—	$—	$812,887,961

Pentair, Inc. Retirement Savings and Stock Incentive Plan
Notes to financial statements
As of December 31, 2023 and 2022, and for the year ended December 31, 2023

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Pentair common stock	$30,231,293	$—	$—	$30,231,293
Interest-bearing cash	18,805	—	—	18,805
Mutual funds	78,102,837	—	—	78,102,837
Net investments in fair value hierarchy	108,352,935	—	—	108,352,935
Investments valued at NAV				576,497,391
Total investments at fair value	$108,352,935	$—	$—	$684,850,326
4.FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 27, 2015, that the Plan was designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2020.
5.EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by Fidelity, the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each fund. The Plan has a revenue-sharing agreement whereby participant revenue credits (“PRCs”) are generated from certain investment managers for services provided to the Plan. The PRCs are allocated to the participants who invest in certain funds which offsets the participants’ administrative fee.
At December 31, 2023 and 2022, the Plan held 612,218 and 672,046 shares, respectively, of common stock of Pentair, the parent of the Company, with a cost basis of $17,996,156 and $19,123,136, respectively. During the year ended December 31, 2023, the Plan recorded dividend income of $561,597 with respect to the common stock of Pentair.
Participant loans also qualify as party-in-interest transactions and amounted to $7,977,938 and $7,502,247 at December 31, 2023 and 2022, respectively.
6.PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants would become 100% vested in their accounts.
7.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As of December 31, 2023 and 2022, reconciliation of net assets available for benefits per the financial statements to the Form 5500 was as follows:

	2023	2022
Net assets available for benefits per the financial statements	$822,676,478	$694,124,027
Less: Cumulative deemed distributions of participant loans	(288,705)	(321,068)
Net assets available for benefits per Form 5500	$822,387,773	$693,802,959

Pentair, Inc. Retirement Savings and Stock Incentive Plan
Notes to financial statements
As of December 31, 2023 and 2022, and for the year ended December 31, 2023
As of December 31, 2023 and 2022, reconciliation of notes receivable from participants per the financial statements to the Form 5500 was as follows:

	2023	2022
Notes receivable from participants per the financial statements	$7,977,938	$7,502,247
Less: Cumulative deemed distributions of participant loans	(288,705)	(321,068)
Notes receivable from participants per Form 5500	$7,689,233	$7,181,179
For the year ended December 31, 2023, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 was as follows:

2023
Change in net assets available for benefits per the financial statements	$128,552,451
Add: Change in cumulative deemed distributions of participant loans	32,363
Change in net assets available for benefits per Form 5500	$128,584,814
For the year ended December 31, 2023, reconciliation of net investment income per the financial statements to the Form 5500 was as follows:

2023
Net investment income per the financial statements	$157,352,432
Less: Interest on deemed distributions of participant loans	(19,027)
Net investment income per Form 5500	$157,333,405
For the year ended December 31, 2023, reconciliation of benefits paid to participants per the financial statements to the Form 5500 was as follows:

2023
Benefits paid to participants per the financial statements	$94,504,026
Less: Deemed distributions of participant loans	(51,390)
Benefits paid to participants per Form 5500	$94,452,636

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN		(EIN: 41-0907434)
		(Plan #002)

FORM 5500, SCHEDULE H, PART IV LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2023

		Current
Description	Cost	Value
COMMON/COLLECTIVE TRUSTS:
Vanguard Target Retirement Income Fund	*	$8,506,197
Vanguard Target Retirement 2020 Fund	*	18,322,909
Vanguard Target Retirement 2025 Fund	*	40,856,731
Vanguard Target Retirement 2030 Fund	*	63,547,908
Vanguard Target Retirement 2035 Fund	*	65,165,741
Vanguard Target Retirement 2040 Fund	*	38,468,233
Vanguard Target Retirement 2045 Fund	*	37,712,492
Vanguard Target Retirement 2050 Fund	*	33,462,448
Vanguard Target Retirement 2055 Fund	*	22,401,242
Vanguard Target Retirement 2060 Fund	*	13,882,048
Vanguard Target Retirement 2065 Fund	*	2,600,581
Vanguard Target Retirement 2070 Fund	*	462,081
Fidelity Growth Company (1)	*	142,481,133
RT L&G RUSSELL 3000	*	91,449,010
RT L&G MSCI EAFE A	*	2,861,406
BlackRock Total Return	*	10,306,150
Loomis Small Cap Growth	*	25,292,436
State Street Real Asset Non-Lending Series Fund Class C	*	25,407
Total common collective trusts		617,804,153
MUTUAL FUNDS:
Oakmark Fund	*	40,643,169
Dodge & Cox International Stock	*	17,848,815
Fidelity US Bond Index (1)	*	5,200,606
Victory Integrity Small Cap Value Fund R6	*	15,869,906
Vanguard International Growth Fund Adm	*	9,655,553
Total mutual funds		89,218,049
INTEREST-BEARING CASH
Vanguard Federal Money Market	*	6,100
Vanguard Cash Reserves Federal Money Market	*	76,602
Total interest-bearing cash		82,702
PENTAIR COMPANY STOCK (1)	*	44,517,632
STABLE VALUE FUND
Fidelity Managed Income Portfolio II, CL 4 (1)	*	61,265,425
NOTES RECEIVABLE FROM PARTICIPANTS, NET OF $288,705 IN DEEMED DISTRIBUTIONS (1) (2)		7,689,233
TOTAL		$820,577,194
(1)Party-in-interest.
(2)Interest rates range from 4.25% to 9.75%. Maturity dates range from 2024 to 2045.
*    Cost information is not required for participant-directed investments and, therefore, is not included.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN				(EIN: 41-0907434)
(Plan #002)

FORM 5500, SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2023

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$1,015	$—	$1,015 (1)	$—	$—
(1)Represents delinquent participant contributions from various 2022 and 2023 pay periods. The Plan Sponsor remitted associated lost earnings to the Plan in 2023 and 2024, respectively.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Pentair, Inc., who administers the Pentair, Inc. Retirement Savings and Stock Incentive Plan, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 25, 2024.

Pentair, Inc. Retirement Savings and Stock Incentive Plan
By Pentair, Inc.

By	/s/ Robert P. Fishman
Robert P. Fishman
President